Exhibit 4.(iv)

DESCRIPTION OF COMMON STOCK

Our only class of security registered pursuant to Section 12(g) of the Securities Exchange Act is our common stock, $0.001 par value per share. 500,000,000 shares of common stock are authorized.

Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors. There is no cumulative voting in the election of directors. Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.